                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X                            Form 40-F
               -------                                 -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                               No      X
                -------                             -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

             TSMC Board of Directors Proposes NT$0.80 Stock Dividend

Science-Based Industrial Park, Hsin-Chu, Taiwan, March, 4 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) today held a meeting of the Board of Directors, at which the Board adopted a proposal recommending distribution of a dividend of NT$0.80 per common share. The proposal will be discussed and brought to a vote at the Company's annual shareholders' meeting scheduled for June 3, 2003.

TSMC Spokesperson Mr. Harvey Chang noted that, at its meeting, the Board of Directors also:

1. Approved the 2002 Business Report and Financial Statements. Net sales for 2002 were NT$160,961 million and net income after tax was NT$21,610 million, with earnings per share of NT$1.14.

2. Approved a proposal for distribution of 2002 profits. Cash dividends of NT$455 million will be proposed to the Preferred A shareholders. A stock dividend of NT$0.80 per share will be proposed to the common shareholders. In addition, employees' profit sharing of total 153.9 million shares will be distributed in 100% stock at par value. The employee profit sharing dilution is estimated at 0.76%.

3. Approved scheduling of the 2003 Regular Shareholders' Meeting for 9:30a.m. on June 3, 2003 at the Auditorium in the Activity Center of the Hsinchu Science-Based Industrial Park.

4. Approved the redemption and cancellation of the Company's 1.3 billion Preferred A shares at par value of NT$10 per share according to TSMC's Articles of Incorporation. After the redemption and cancellation, the Company's paid-in capital will be reduced by NT$13 billion. Furthermore, the Board of Directors approved the record date for capital reduction (also the redemption date of the Company's Preferred A shares) as May 29, 2003.

5. Approved the revisions to the Company's 2002 Employee Stock Options Plan, which was originally approved at the Board of Directors' Meeting on May 7, 2002, in order to synchronize the vesting schedules for domestic and overseas employees and reflect recent change of relevant regulations. The vesting schedule for employees of TSMC and TSMC's domestic subsidiaries is changed from five years to four years.

                                      # # #

TSMC Spokesperson:
------------------

Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:
----------------------------------------


Mr. J.H. Tzeng                  Mr. Jesse Chou                 Ms. Shan-Shan Guo
PR Department Manager, TSMC     Public Affairs Manager, TSMC   PR Manager, TSMC
Tel: 886-3-567-3338             Tel:886-3-5673347 (O)          Tel:886-3-5673345(O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)        886-939-059-246 (Mobile)
Fax: 886-3-567-0121             Fax:03-5670121                 Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw     E-Mail:jhchoua@tsmc.com.tw     Email: ssguo@tsmc.com.tw
        -------------------            -------------------            -----------------

   TSMC Announces the information of 2003 Annual General Shareholders' Meeting

Science-Based Industrial Park, Hsin-Chu, Taiwan, Mar. 4, 2003-Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company")("NYSE:TSM) announces the 2003 Annual General Shareholders' Meeting as follows:

-  Meeting Date:June 3, 2003 Taiwan time

-  Meeting Time:9:30 A.M. Taiwan time

- Meeting Place:The Auditorium of the Activity Center at Hsin-Chu Science-Based Industrial Park

-  Record Date:April 5, 2003 Taiwan time

-  Share registrar closed for transfer:April 5, 2003 ~ June 3, 2003 Taiwan time

-  Agenda:

     1.   To report the business of 2002
     2.   Supervisors' review report
     3. To report the status of acquisition or disposal of assets with related parties for 2002
     4.   To report the status of guarantee provided by TSMC as of the end of
          2002
     5. To report the redemption and cancellation of 1,300,000,000 Preferred A shares and reduction of TSMC's paid-in capital
     6.   To report the revisions to the 2002 Employee Stock Options Plan
     7.   To accept 2002 Business Report and Financial Statements
     8.   To approve the proposal for distribution of 2002 profits
     9. To approve the capitalization of 2002 dividends and employee profit sharing
     10.  To approve the revisions to the Articles of Incorporation
     11. To approve the revisions to the Procedures for acquisition or Disposal of Assets
     12. To approve the revisions to the Policies and Procedures for Financial Derivative Transactions
     13. To approve the revisions to the Procedures for Lending Funds to Other Parties
     14. To approve the revisions to the Procedures for Endorsement and Guarantee
     15.  To elect nine Directors and three Supervisors
     16.  To release the Directors elected from non-competition restrictions

The meeting notice and detail agenda will be mailed to ADR investors together with TSMC 2002 Annual Report upon mail date of Annual General Shareholders' Meeting.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 4, 2003              By  /s/ Harvey Chang
                                    --------------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer